# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Connect Biopharma Holdings Ltd, CIK 0001835268
CUSIP: 207523101
Title of class of securities: Ordinary Shares, par value $0.000174 per share
Address of issuer's principal executive offices: 3580 Carmel Mountain Road, Suite 200, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001913491

## Reporting persons
- Zheng Wei: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,015,960; shared voting power 0; sole dispositive power 5,015,960; shared dispositive power 0; aggregate amount beneficially owned 5,015,960 (9% of the class)

## Item 1. Issuer
Name of issuer: Connect Biopharma Holdings Ltd
Address of issuer's principal executive offices: 3580 Carmel Mountain Road, Suite 200, San Diego, CA 92130

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Zheng Wei (the "Reporting Person").
Address of principal business office or, if none, residence: The address of the Reporting Person is c/o Connect Biopharma Holdings Limited, 3580 Carmel Mountain Road, Suite 200, San Diego, CA 92130.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of the Ordinary Shares as of December 31, 2025, based upon 55,903,513 Ordinary Shares outstanding as of October 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.

The Reporting Person is the record holder of 5,015,960 Ordinary Shares.
Percent of class: 9.0%
Sole power to vote or to direct the vote: 5,015,960
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,015,960
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Zheng Wei: /s/ Zheng Wei, Zheng Wei (02/17/2026)